SCHEDULE “A”

ARRANGEMENT RESOLUTIONS

Shareholders of each of the Companies will be asked to approve by special resolution of not less than 3/4 of the votes cast by the Shareholders (which shall include the voting in person or by proxy at the Meeting), the following:

“IT IS HEREBY RESOLVED, as a special resolution, that:

1.

the Arrangement under section 252 of the Company Act (British Columbia) set forth in the Plan of Arrangement attached as Schedule “J” to the Joint Information Circular dated April 30, 2003 (the “Information Circular”) among Viceroy Resource Corporation, Quest Investment Corporation, Avatar Petroleum Inc., Arapaho Capital Corp., Viceroy Exploration Ltd., SpectrumGold Resources Inc., Oro Belle Resources Corporation and 650399 B.C. Ltd., is authorized and approved;

2.

any one director or officer of the Company be authorized and empowered, acting for, in the name of and on behalf of the Company, to execute and to deliver such documents as are necessary or desirable, and to deliver the final order of the Court approving the Plan of Arrangement to the Registrar appointed under Section 320 of the Company Act for filing; and

3.

notwithstanding the passage of this special resolution by the Shareholders of the Company or the approval of the Court, the board of directors of the Company, without further notice to or approval of the Shareholders of the Company or the Court, may decide not to proceed with the Arrangement or to otherwise give effect to this special resolution at any time prior to the Plan of Arrangement becoming effective.”